Exhibit 4.4

GREAT ELM CAPITAL GROUP, INC.

[FORM OF NOTICE TO STOCKHOLDERS WHO ARE RECORD HOLDERS]

Up to              Shares of Common Stock Issuable Upon Exercise of Non-Transferable Rights

Enclosed for your consideration is a prospectus, dated                          , 2016 (the “Prospectus”), relating to the offering by Great Elm Capital Group, Inc. (the “Company”) of non-transferable rights to subscribe for         shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), by stockholders of record (“Rights Holders”) as of 5:00 p.m., New York City time, on                          , 2016 (the “Record Date”).

As described in the Prospectus, Rights Holders will receive one right for each share of Common Stock owned on the Record Date to purchase              shares of Common Stock at the subscription price of $         per whole share of Common Stock (the “Basic Subscription Privilege”).

Holders who fully exercise their Basic Subscription Privilege will be entitled to subscribe for additional shares that remain unsubscribed as a result of any unexercised rights (the “Over-Subscription Privilege”). The Over-Subscription Privilege allows a rights holder to subscribe for additional shares of Common Stock. If sufficient remaining shares of Common Stock are available, all over-subscription requests will be honored in full so long as the rights holder does not receive more than their pro rata share of those available additional shares and other ownership thresholds are not exceeded.  The Basic Subscription Privileges and Over-Subscription Privileges are collectively referred to as the “Rights.”

The Rights may be exercised at any time during the subscription period, which commences on                         , 2016 and ends at 5:00 p.m., New York City time, on                         , 2016, unless extended by the Company (as it may be extended, the “Expiration Date”). The Rights are non-transferable and will not be listed for trading on Nasdaq or any other securities exchange or automated quotation system.

You are not required to exercise any or all of your subscription rights. Rights may only be exercised for book-entry of whole numbers of shares; no fractional shares of Common Stock will be issued in this offering. The rights will be evidenced by subscription certificates (the “Subscription Certificates”).

Enclosed are copies of the following documents:

1.	Prospectus, dated , 2016;

2.	Subscription Certificate; and

3.	A return envelope, addressed to Computershare Trust Company, N.A. (the “Subscription Agent”).

Your prompt attention is requested. To exercise Rights, you should complete and sign the Subscription Certificate and forward it, with payment of the subscription price in full for each share of Common Stock subscribed for pursuant to the Subscription Privilege and the Over-Subscription Privilege to the Subscription Agent, as indicated on the Subscription Certificate. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment at or prior to 5:00 p.m., New York City time, on the Expiration Date.

You will have no right to rescind your subscription after receipt of your payment of the subscription price, except as described in the Prospectus. Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO GEORGESON THE INFORMATION AGENT, TOLL-FREE AT THE FOLLOWING TELEPHONE NUMBER: +1